Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Post-Effective Amendment No. 3 to Registration Statement No. 333-150888 on Form S-1/A of our report dated March 31, 2009 relating to the consolidated financial statements of T3 Motion, Inc. and subsidiaries as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 and for the period from March 16, 2006 (date of inception) through December 31, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ KMJ | Corbin & Company LLP
KMJ | Corbin & Company LLP
Costa Mesa, California
May 6, 2009